

May 9, 2011

via U.S. mail and facsimile

John M. Dionisio, Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> **RE:** **AECOM Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 0-52423**

Dear Mr. Dionisio:

We have completed our review of your Form 10-K for the Fiscal Year Ended September 30, 2010. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Terence O'Brien
Accounting Branch Chief